UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C.  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From       to

GREAT LAKES SAVINGS PLAN

ONE GREAT LAKES BOULEVARD

P.O. BOX 2200

WEST LAFAYETTE, IN  47906

GREAT LAKES CHEMICAL CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	95-1765035
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

9025 N. RIVER ROAD, SUITE 400 INDIANAPOLIS, INDIANA 46240
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code 317-715-3000

ANNUAL REPORT ON FORM 11-K

ITEM (A) - LIST OF FINANCIAL STATEMENTS

EXHIBIT 23

GREAT LAKES SAVINGS PLAN

December 31, 2004

Form 11-K—Item (a)

GREAT LAKES SAVINGS PLAN

FINANCIAL STATEMENTS

The following financial statements and schedules of the Plan are submitted herewith:

Statements of Net Assets Available for Benefits - December 31, 2004 and 2003
Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2004 and 2003
Notes to Financial Statements
ERISA Schedules

Schedules—Schedules I, II and III for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission have been omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

Report of Independent Auditors

Plan Administrator

Great Lakes Savings Plan

We have audited the accompanying statements of net assets available for benefits of Great Lakes Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

May 13, 2005

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Great Lakes Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

May 13, 2005

Great Lakes Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value	$119,114,007	$107,710,157

Net assets available for benefits	$119,114,007	$107,710,157

See accompanying notes to financial statements.

Great Lakes Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2004	2003
Additions to net assets attributed to:
Participant contributions	$8,145,843	$7,798,061
Employer cash contributions	850,068	450,428
Employer stock contributions	1,953,849	2,255,759
Rollover contributions	135,533	540,004
Plan assets transferred in - Lime-O-Sol Company	1,094,119	—
Investment income:
Dividends	1,702,343	1,249,134
Interest	741,215	894,499
Total additions	14,622,970	13,187,885

Deductions from net assets attributed to:
Benefits paid to participants	10,575,921	12,553,812
Administrative fees	85,782	144,922
Total deductions	10,661,703	12,698,734

Net appreciation in fair value of investments	7,442,583	16,358,953

Net increase	11,403,850	16,848,104
Net assets available for benefits at beginning of year	107,710,157	90,862,053
Net assets available for benefits at end of year	$119,114,007	$107,710,157

See accompanying notes to financial statements.

Great Lakes Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of Great Lakes Savings Plan (the Plan) provides only general information.  More detailed information concerning the Plan may be found by consulting the Summary Plan Description, which is available from the plan administrator.

The Plan is a defined contribution plan.  Eligible employees of Great Lakes Chemical Corporation (the Company) may participate in the Plan as soon as administratively possible after completing one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of the terminated participants’ non-vested accounts are used to offset administrative expenses and to the extent not needed to offset such expenses, to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account

Contributions

Voluntary employee contributions to the Plan are made through periodic payroll deductions at the rate of 1% to 50% of the participants’ eligible earnings.  The Company contributes an amount equal to 50% of the participants’ basic contribution, up to the first 6% of the participants’ eligible earnings.  All the Company’s matching contributions are made in Great Lakes Chemical Corporation Common Stock, acquired through purchase on the open market or through the use of treasury shares.

Payment of Benefits

Participants who terminate employment for any reason are eligible to receive an immediate lump sum distribution of their vested account balance.

Participants who are actively employed who have attained the age of 59 1/2 may make one withdrawal per calendar year from of the participant’s account. Such withdrawals must not exceed the vested balance of the participant’s account.

A participant who is actively employed may request a partial withdrawal of the amounts held in the participant’s account (which reflects all vested contributions to the Plan) at any time and will be paid the current value of the account as a result of a financial hardship. However, the withdrawal must be necessary to meet an immediate and heavy financial need of the participant and must not exceed the value of the participant account or the amount required to meet the need created by the financial hardship.

Participant Loans

A participant may borrow against the vested balance in his account.  Such a loan must exceed a minimum amount of $1,000, but may not exceed the lesser of 50% of the account balance or $50,000, reduced by the excess, if any, of the highest outstanding loan balance from the Plan in the previous 12 months. A participant is allowed one loan at a time with the interest rate being one percent above the prime lending rate on the first day of the month in which the loan was made. Loans are repaid through payroll deductions over no more than 4 years (15 years if the loan was made for the purchase of a primary residence). The employers’ matching contributions are not available for participant loans.

Vesting

A participant who terminates employment is able to receive the full vested value of his account. Participants with 6 or more years of service are 100% vested in the Company’s matching contributions. Participants with less than two years, at least two, three, four or five years of service are zero, 20%, 40%, 60% or 80% vested, respectively.  After a five year period of severance, the nonvested portion of the employer’s contribution will be forfeited and applied to reduce the employer’s future contributions or administrative expenses.  Amounts forfeited during 2004 and 2003 were $182,761 and $151,478, respectively.  Amounts forfeited were used to pay Plan expenses in these years.

2. Summary of Accounting Policies

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value.  The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.  The fair value of the participation units owned by the Plan in the common collective trust funds is based on quoted redemption values on the last business day of the plan year.  The fair value of investments in securities traded on a national securities exchange is determined based on the last reported sale on the last business day of the plan year, including Company stock contributed. The participant notes are valued at cost, which approximates fair value.

Dividends are recorded as income on the dividend receipt date. Purchases and sales are recorded on a trade-date basis.  Realized gains or losses on investment securities sold are determined using the average historical cost method.

Use of Estimates

Preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2004 and 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows.

	Net Appreciation in Fair Value During Year
	2004	2003

Common stock	$1,127,932	$2,412,744
Shares of registered investment companies	6,314,651	13,946,209
	$7,442,583	$16,358,953

Individual investments that represent 5 percent or more of the Plan’s net assets are presented in the following table.

	2004	2003
Common stock:
Great Lakes Chemical Corporation *	$21,651,860	$19,012,050
Registered investment companies:
Vanguard Windsor Fund	22,743,809	21,722,943
Vanguard Index 500 Portfolio Fund	22,233,405	20,064,801
Vanguard Explorer Fund	8,854,040	8,849,791
Vanguard Wellesley Fund	6,059,785	5,482,253
Common collective trust fund:
Vanguard Retirement Savings Trust	15,116,548	15,252,925

*                 Nonparticipant-directed

4. Nonparticipant –Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

	December 31
	2004	2003
Net assets:
Great Lakes Chemical Corporation Common Stock	$21,651,860	$19,012,050

	Year ended December 31,
	2004	2003
Changes in net assets:
Contributions	$3,694,035	$3,625,137
Interest and dividends	280,679	250,418
Net realized and unrealized appreciation In fair value	1,127,932	2,412,744
Asset transfers in	32,552
Transfers to participant directed funds	(1,057,191)	(1,227,720)
Distributions to participants	(1,435,598)	(1,552,459)
Administrative expenses	(2,599)	(2,352)
	$2,639,810	$3,505,768

Effective January 1, 2005, participants may elect to redirect all or a portion of the Company’s matching contribution in investments other than the Company’s Common Stock.  As a result, the Company’s Common Stock will be considered a participant-directed investment during the 2005 plan year.

5. Plan Termination

Although it has not expressed the intent to do so, the Company has the right to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, each participant’s account shall be nonforfeitable with respect to both the participant’s and the Company’s contributions (vested and nonvested portions), and the net assets are to be set aside for the payment of withdrawals to the participants.

6. Related Party Transactions

During 2004 and 2003, the Plan received $280,679 and $250,418, respectively, in common stock dividends from the Company.  A majority of the fees paid for legal, accounting and other services rendered by parties-in-interest were paid by the Company.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 10, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation.  Subsequent to the issuance of the favorable determination letter by the Internal Revenue Service, the Plan was been amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

8. Plan Merger

During 2003, the Company acquired Lime-O-Sol Company and A&M Cleaning Products.  The Great Lakes Savings Plan has been amended to allow the employees of these companies to participate in the Plan starting in 2003.  On April 5, 2004, assets of the Lime-O-Sol 401(k) Plan of $1,094,119 million were merged into the Great Lakes Savings Plan.  No plan existed for the employees of A&M Cleaning Products prior to its acquisition by Great Lakes.

9. Plan Sponsor Pending Merger

On March 9, 2005, the Company and Crompton Corporation announced the signing of a definitive merger agreement for an all-stock merger transaction.  The transaction, which is subject to approval by shareholders of both companies, is expected to close on July 1, 2005 and result in a new combined company named Chemtura Corporation (“Chemtura”).  Under the terms of the agreement, the Company’s shareholders will receive 2.2232 shares of Chemtura’s common stock for each share of Great Lakes common stock they hold.

As a result of the merger and beginning July 1, 2005, matching contributions made by the Company will be invested in the participants’ accounts in the same funds elected by the participants for their voluntary employee contributions.  In addition, shares of Great Lakes common stock included in participant accounts will be converted to Chemtura common stock at the above mentioned 2.2232 ratio.  Any additional impacts of the pending merger on the Plan cannot be determined at this time.

10.       Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Great Lakes Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2004

EIN: 95-1765035

Plan # : 004

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value

Common stock:
* Great Lakes Chemical Corporation	759,981 shares	$22,303,529	$21,651,860

Registered investment companies:
* VMMR Prime Portfolio Fund	5,151,561 units	5,151,560	5,151,560
* Vanguard Windsor Fund	1,258,650 units	19,081,246	22,743,809
* Vanguard Explorer Fund	118,735 units	6,923,792	8,854,040
*Vanguard Index 500 Fund	199,153 units	18,917,720	22,233,405
*Vanguard Wellesley Income Fund	280,806 units	5,754,884	6,059,785
*Vanguard Bond Index Fund	477,208 units	4,880,316	4,900,928
*Vanguard Int’l Growth Fund	156,938 units	2,621,898	2,959,857
*Vanguard U.S. Growth	116,154 units	2,164,457	1,879,377
*Vanguard Small-Cap Fund	64,634 units	1,384,011	1,733,473
*Vanguard Extend Mkt Index Fund	60,120 units	1,506,507	1,885,357
*Vanguard Target Retirement 2025	29,311 units	322,863	333,855
*Vanguard Target Retirement 2015	22,470 units	242,401	250,993
*Vanguard Target Retirement 2005	2,848 units	30,454	30,930
*Vanguard Target Retirement 2035	1,668 units	19,489	19,564
*Vanguard Target Retirement 2045	558 units	6,499	6,653

Common collective trust fund:
* Vanguard Retirement Savings Trust	15,116,548 units	15,116,548	15,116,548

Participant notes	Interest rates ranging from 5.0% to 10.5%		3,302,013
		$106,428,174	$119,114,007

*                 Indicates party-in-interest to the Plan.

Great Lakes Savings Plan

Schedule H, Line 4j - Schedule of Reportable Transactions

Year ended December 31, 2004

EIN:  95-1765035

Plan #:  004

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

Category (iii) - A series of transactions in excess of 5% of plan assets:

Great Lakes Chemical Corporation	Common Stock
Common Stock	Purchases	$4,304,703	$—	$4,304,703	$4,304,703	$—
	Sales	—	2,792,824	3,089,577	2,792,824	(296,753)

Vanguard Index 500 Portfolio Fund	Registered Investment Company
	Purchases	3,703,324	—	3,703,324	3,703,324	—
	Sales	—	3,296,334	3,019,839	3,296,334	276,495

Vanguard Windsor Fund	Registered Investment Company
	Purchases	2,802,211	—	2,802,211	2,802,211	—
	Sales	—	4,076,726	3,712,523	4,076,726	364,203

Vanguard Retirement Savings Trust	Common Collective Trust
	Purchases	3,574,996	—	3,574,996	3,574,996	—
	Sales	—	3,711,373	3,711,373	3,711,373	—

Category:

(i)     Single transactions in excess of 5% of plan assets

(ii)    Series of transactions other than securities transactions

(iii)   Series of securities transactions in excess of 5% of plan assets

(iv)   Transactions with or in conjunction with a person if any single transaction with that person was in excess of 5%

Notes:  There were no category (i), (ii) or (iv) reportable transactions during 2004.

Great Lakes Savings Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of this employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

Date:	June 29, 2005	Great Lakes Savings Plan
(Name of Plan)

/s/ William L. Sherwood
William L. Sherwood

Vice President and Corporate Controller